SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Finjan Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

31788H303
(CUSIP Number)

Suzanne McDermott

Bardin Hill Investment Partners LP

299 Park Avenue, 24th Floor

New York, New York 10171

(212) 303-9400

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Long Duration Recoveries Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON PN, IA

(1) Includes 2,355,506 shares of Common Stock of Finjan Holdings, Inc. (the "Issuer") issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill LDR Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1) Includes 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Investment Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1) Includes 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Management Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON PN, HC

(1) Includes 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Management Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1) Includes 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Jason Dillow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,272,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,272,427 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,272,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON IN, HC

(1) Includes 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

(2) Based on 27,703,002 shares of Common Stock of the Issuer outstanding as of May 18, 2020, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on June 1, 2020, plus 2,355,506 shares of Common Stock of the Issuer issuable upon the exercise of a warrant.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 8 of 11 Pages

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

1. Bardin Hill Long Duration Recoveries Management LP (formerly known as Halcyon Long Duration Recoveries Management LP), a Delaware limited partnership ("BHLDR")

2. Bardin Hill LDR Management GP LLC (formerly known as HLDR Management GP LLC), a Delaware limited liability company ("BHLDR Management")

3. Bardin Hill Investment Partners GP LLC (formerly known as Halcyon Management Holdings GP LLC), a Delaware limited liability company ("Bardin Hill Management")

4. Bardin Hill Management Partners LP (formerly known as Halcyon Management Partners LP), a Delaware limited partnership ("Bardin Hill Partners")

5. Bardin Hill Management Partners GP LLC (formerly known as Halcyon Management Partners GP LLC), a Delaware limited liability company ("Bardin Hill Partners GP")

6. Jason Dillow

(b)	The business address or address of the principal office, as applicable, of the Reporting Persons is:

299 Park Avenue, 24th Floor New York, NY 10171

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 9 of 11 Pages

(c)	Each of the Reporting Persons is engaged in the business of investing. BHLDR, through investment management and/or other governance agreements, has voting and investment power over the securities held by certain accounts (the "Accounts"). BHLDR Management is the general partner of BHLDR. Bardin Hill Management is the sole member of BHLDR Management. Bardin Hill Partners is the sole member of Bardin Hill Management. Bardin Hill Partners GP is the general partner of Bardin Hill Partners. Jason Dillow is the Chief Investment Officer of BHLDR.

(d) and (e)	During the past five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1. BHLDR – Delaware
2. BHLDR Management – Delaware
3. Bardin Hill Management – Delaware
4. Bardin Hill Partners – Delaware
5. Bardin Hill Partners GP – Delaware
6. Jason Dillow – United States

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 10, 2020, the Issuer, CFIP Goldfish Holdings LLC, a Delaware limited liability company ("CFIP") and CFIP Goldfish Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of CFIP ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of CFIP (the "Merger").

In connection with the Merger Agreement, on June 10, 2020, BHLDR entered into a Support Agreement with the Issuer, CFIP and Merger Sub (the "Support Agreement"). Pursuant to the Support Agreement, BHLDR agreed to (i) tender or cause to be tendered all of its shares of Common Stock (including shares of Common Stock of the Issuer issuable upon the exercise of a warrant) beneficially owned by it and (ii) not to vote its shares of Common Stock (including shares of Common Stock of the Issuer issuable upon the exercise of a warrant) against, among other things, (a) any action or agreement that would reasonably be expected to prevent or nullify any provision of the Support Agreement or result in the failure of any of the offer conditions in Annex I of the Merger Agreement to be satisfied; (b) any Alternative Proposal (as defined in the Merger Agreement); (c) any change in membership of the Issuer's Board of Directors that is not recommended or approved by the Issuer's Board of Directors; and (d) any other action, agreement or transaction involving the Issuer that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer (as defined in the Merger Agreement) or the Merger or the other transactions contemplated by the Merger Agreement. BHLDR has also agreed not to transfer any shares of Common Stock currently held by it until the termination of the Merger Agreement.

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 10 of 11 Pages

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by the full text of the Support Agreement, which is included as Exhibit 99.1 hereto and is incorporated herein by reference. In addition, the foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer on June 10, 2020.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

99.1	Support Agreement, dated as of June 10, 2020 (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed with the SEC on June 10, 2020).

CUSIP No. 31788H303	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2020

Bardin Hill Long Duration Recoveries Management LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer and Chief Compliance Officer

Bardin Hill LDR Management GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer and Chief Compliance Officer

Bardin Hill Management Holdings GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer and Chief Compliance Officer

Bardin Hill Management Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer and Chief Compliance Officer

Bardin Hill Management Partners GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer and Chief Compliance Officer

/s/ Jason Dillow
JASON DILLOW